Exhibit 99.2

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2024

The following Management’s Discussion and Analysis (“MD&A”) for GFL Environmental Inc. (“us,” “we,” “our,” “GFL” or the “Company”) is dated November 8, 2024 and provides information concerning our results of operations and financial condition for the three and nine months ended September 30, 2024. You should read this MD&A together with our unaudited interim condensed consolidated financial statements and the related notes for the three and nine months ended September 30, 2024 (the “Interim Financial Statements”), our annual audited consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”), and our MD&A for the year ended December 31, 2023 (the “Annual MD&A”).

1. Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in more than half of the U.S. states. GFL had approximately 20,000 employees as of September 30, 2024.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario. Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”.

Forward-Looking Information

This MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Performance” and “Liquidity and Capital Resources”, contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts, may relate to anticipated events or results and may include statements regarding our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information contained in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in the Company’s annual information form for the year ended December 31, 2023 (the “AIF”). There may be additional risks of which we are not currently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking information in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Forward-looking information is subject to a number of known and unknown risks, uncertainties, assumptions and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause actual results to differ from those projected include, but are not limited to, the following, and the risk factors described in greater detail under the section entitled “Risk Factors” in the AIF: our ability to build our market share; our ability to continue to grow our revenue and improve operating margins; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our potential liability, if any, in connection with environmental matters; governmental regulation, changes thereto and risks associated with failure to comply; loss of municipal and other contracts; potential inability to acquire, lease or expand facilities; our dependence on third party facilities; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health, safety and environmental risks; natural disasters, weather conditions and seasonality; economic downturn may adversely impact our operating results and cause exposure to credit risk; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; increases in insurance costs; climate change regulations that could increase our costs to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; increasing efforts by provinces, states and municipalities to reduce landfill disposal; litigation or regulatory or activist action; and public health outbreaks, epidemics or pandemics.

Basis of Presentation

Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries.

This MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Reclassification of prior year presentation

Certain operating segment and line of business information reported in prior periods have been reclassified for consistency with the current period presentation. These immaterial reclassifications had no effect on the reported consolidated results of operations.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this MD&A and in the AIF.

Our results for the three and nine months ended September 30, 2024 were impacted by acquisitions, divestitures, as well as organic growth during the period as a result, in part, from the pricing strategies that we implemented and changes in volume, partially offset by the impact of inflationary pressures and certain labour wage rate pressures and supply chain constraints that continue to persist, including maintenance and repair costs. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the period. Our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions, and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain price and surcharge increases, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our business lines backed by an extensive geography across Canada and the U.S. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in our business lines.

Since 2007, we have completed over 265 acquisitions across our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the U.S. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across service lines, realize operational efficiencies and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

2. Operating Results

Analysis of results for the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023

The following tables summarize certain operating results and other financial data for the periods indicated, which have been derived from our Interim Financial Statements and related notes:

	Three months ended	Three months ended	Change
($ millions except per share amounts)	September 30, 2024	September 30, 2023	$	%
Revenue	$2,014.7	$1,890.0	$124.7	6.6%
Expenses
Cost of sales	1,604.5	1,526.8	77.7	5.1
Selling, general and administrative expenses	236.2	234.7	1.5	0.6
Interest and other finance costs	169.8	137.2	32.6	23.8
Loss on divestiture	0.5	—	0.5	—
Other (income) expenses	(95.6)	25.0	(120.6)	(482.4)
Share of net income of investments accounted for using the equity method	(31.8)	(34.0)	2.2	6.5
Income before income taxes	131.1	0.3	130.8	43,600.0
Income tax expense (recovery)	20.5	(18.0)	38.5	213.9
Net income	110.6	18.3	92.3	504.4
Less: Net income (loss) attributable to non-controlling interests	0.2	(3.8)	4.0	105.3
Net income attributable to GFL Environmental Inc.	110.4	22.1	88.3	399.5
Income per share, basic	0.24	—	0.24	—
Income per share, diluted	0.23	—	0.23	—
Adjusted EBITDA(1)	$625.9	$530.3	$95.6	18.0%

	Nine months ended	Nine months ended	Change
($ millions except per share amounts)	September 30, 2024	September 30, 2023	$	%
Revenue	$5,876.1	$5,632.7	$243.4	4.3%
Expenses
Cost of sales	4,769.9	4,672.0	97.9	2.1
Selling, general and administrative expenses	765.5	683.4	82.1	12.0
Interest and other finance costs	509.7	466.7	43.0	9.2
Loss (gain) on divestiture	494.6	(580.5)	1,075.1	185.2
Other (income) expenses	(18.1)	69.1	(87.2)	(126.2)
Share of net (income) loss of investments accounted for using the equity method	(16.9)	48.9	(65.8)	(134.6)
(Loss) income before income taxes	(628.6)	273.1	(901.7)	(330.2)
Income tax (recovery) expense	(90.4)	178.8	(269.2)	(150.6)
Net (loss) income	(538.2)	94.3	(632.5)	(670.7)
Less: Net loss attributable to non-controlling interests	(4.6)	(3.3)	(1.3)	(39.4)
Net (loss) income attributable to GFL Environmental Inc.	(533.6)	97.6	(631.2)	(646.7)
(Loss) income per share, basic and diluted	(1.59)	0.08	(1.67)	(2087.5)
Adjusted EBITDA(1)	$1,672.7	$1,511.5	$161.2	10.7%

	September 30, 2024	December 31, 2023	Change
Total assets	$20,138.6	$19,879.2	$259.4
Total cash	99.5	135.7	(36.2)
Total long-term debt	9,524.9	8,836.9	688.0
Total liabilities	13,133.4	12,493.0	640.4
Total shareholders’ equity	$7,005.2	$7,386.2	$(381.0)

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Revenue

The following tables summarize revenue by service type for the periods indicated:

	Three months ended September 30, 2024		Three months ended September 30, 2023(1)		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$342.0	17.0%	$367.2	19.4%	$(25.2)	(6.9)%
Commercial/industrial	720.4	35.7	673.6	35.7	46.8	6.9
Total collection	1,062.4	52.7	1,040.8	55.1	21.6	2.1
Landfill	284.5	14.1	244.3	12.9	40.2	16.5
Transfer	218.3	10.8	194.3	10.3	24.0	12.4
Material recovery	128.4	6.4	78.3	4.1	50.1	64.0
Other	74.5	3.8	85.2	4.5	(10.7)	(12.6)
Solid Waste	1,768.1	87.8	1,642.9	86.9	125.2	7.6
Environmental Services	508.7	25.2	491.9	26.0	16.8	3.4
Intercompany revenue	(262.1)	(13.0)	(244.8)	(12.9)	(17.3)	7.1
Revenue	$2,014.7	100.0%	$1,890.0	100.0%	$124.7	6.6%

(1)	Includes reclassification of (i) $60.8 million into Environmental Services comprised of $40.1 million from Commercial/industrial and $20.7 million from Other and (ii) $1.8 million into Material recovery from Other.

	Nine months ended September 30, 2024		Nine months ended September 30, 2023(1)		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$1,096.9	18.7%	$1,160.2	20.6%	$(63.3)	(5.5)%
Commercial/industrial	2,126.3	36.2	2,053.2	36.4	73.1	3.6
Total collection	3,223.2	54.9	3,213.4	57.0	9.8	0.3
Landfill	794.0	13.5	695.9	12.4	98.1	14.1
Transfer	611.5	10.4	561.6	10.0	49.9	8.9
Material recovery	331.5	5.6	245.2	4.3	86.3	35.2
Other	226.3	3.9	235.3	4.2	(9.0)	(3.8)
Solid Waste	5,186.5	88.3	4,951.4	87.9	235.1	4.7
Environmental Services	1,451.2	24.7	1,385.3	24.6	65.9	4.8
Intercompany revenue	(761.6)	(13.0)	(704.0)	(12.5)	(57.6)	8.2
Revenue	$5,876.1	100.0%	$5,632.7	100.0%	$243.4	4.3%

(1)	Includes reclassification of (i) $177.2 million into Environmental Services comprised of $108.8 million from Commercial/industrial and $68.4 million from Other and (ii) $2.7 million into Material recovery from Other.

On a consolidated basis, revenue for the three months ended September 30, 2024 increased by $124.7 million to $2,014.7 million, compared to the three months ended September 30, 2023. Excluding the impact of divestitures, revenue increased by $170.8 million. Highlights of the changes in revenue during the three months ended September 30, 2024, excluding the impact of divestitures, include:

•	Solid Waste revenue increased by 11.3%, including 6.0% from core pricing, 4.5% from acquisitions completed since July 1, 2023 and 0.9% from higher commodity prices. Partially offsetting these increases were negative surcharges of 0.5% and negative volume of 0.8%, attributable to lower event driven volume across our post collection operations, non-regrettable volume losses in our collection businesses and the purposeful exiting of non-core service offerings in certain Canadian markets. Changes in foreign exchange rates increased revenue by 1.2%.

•	Environmental Services revenue increased by 3.0% from the prior year period which included approximately $20.6 million of revenue associated with an unseasonably high level of large event driven business. Excluding the impact of this outsized activity in the prior year, revenue increased by 7.9%, predominantly due to 5.3% from acquisitions completed since July 1, 2023 and higher soil volumes processed at our facilities. Offsetting these increases were lower used motor oil (“UMO”) selling prices and a lower level of emergency response activity. Changes in foreign exchange rates increased revenue by 0.5%.

On a consolidated basis, revenue for the nine months ended September 30, 2024 increased by $243.4 million to $5,876.1 million, compared to the nine months ended September 30, 2023. Excluding the impact of divestitures, revenue increased by $486.3 million. Highlights of the changes in revenue during the nine months ended September 30, 2024, excluding the impact of divestitures, include:

•	Solid Waste revenue increased by 10.8%, including 6.7% from core pricing, 4.9% from acquisitions completed since January 1, 2023 and 0.9% from higher commodity prices. Partially offsetting these increases were negative surcharges of 0.7% and negative volume of 1.8%, attributable to lower event driven volume across our post collection operations, non-regrettable volume losses in our collection businesses and the purposeful exiting of non-core service offerings in certain Canadian markets. Changes in foreign exchange rates increased revenue by 0.8%.

•	Environmental Services revenue increased by 3.4% from the prior year period which included approximately $81.8 million of revenue associated with an unseasonably high level of large event driven business. Excluding the impact of this outsized activity in the prior year, revenue increased by 10.5%, predominantly due to 6.8% from acquisitions completed since January 1, 2023 and higher soil volumes processed at our facilities. Offsetting these increases were lower UMO selling prices and lower industrial collection and processing activity resulting from unseasonably lower temperatures in the southern U.S., and unseasonably higher temperatures in the northern U.S. and Eastern Canada, the impact of lower energy prices, a lower level of emergency response activity and the continued rollover impact of a fire at one of our facilities. Changes in foreign exchange rates increased revenue by 0.4%.

Cost of Sales

The following tables summarize cost of sales for the periods indicated:

	Three months ended September 30, 2024		Three months ended September 30, 2023		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$349.3	17.3%	$345.2	18.3%	$4.1	1.2%
Labour and benefits	435.6	21.6	422.9	22.4	12.7	3.0
Maintenance and repairs	191.8	9.5	182.3	9.6	9.5	5.2
Fuel	80.8	4.0	92.2	4.9	(11.4)	(12.4)
Other cost of sales	152.8	7.7	137.4	7.3	15.4	11.2
Subtotal	1,210.3	60.1	1,180.0	62.5	30.3	2.6
Depreciation expense	281.3	14.0	236.1	12.5	45.2	19.1
Amortization of intangible assets	110.9	5.5	106.9	5.6	4.0	3.7
Acquisition, rebranding and other integration costs	2.0	—	3.8	0.2	(1.8)	(47.4)
Cost of sales	$1,604.5	79.6%	$1,526.8	80.8%	$77.7	5.1%

	Nine months ended September 30, 2024		Nine months ended September 30, 2023		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$1,010.9	17.2%	$1,049.4	18.6%	$(38.5)	(3.7)%
Labour and benefits	1,315.8	22.4	1,275.0	22.6	40.8	3.2
Maintenance and repairs	576.1	9.8	554.1	9.8	22.0	4.0
Fuel	254.8	4.3	280.5	5.0	(25.7)	(9.2)
Other cost of sales	469.1	8.0	419.1	7.5	50.0	11.9
Subtotal	3,626.7	61.7	3,578.1	63.5	48.6	1.4
Depreciation expense	808.7	13.8	700.2	12.4	108.5	15.5
Amortization of intangible assets	330.2	5.6	379.7	6.7	(49.5)	(13.0)
Acquisition, rebranding and other integration costs	4.3	0.1	14.0	0.3	(9.7)	(69.3)
Cost of sales	$4,769.9	81.2%	$4,672.0	82.9%	$97.9	2.1%

Cost of sales increased by $77.7 million to $1,604.5 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023, predominantly attributable to the net impact of acquisitions and divestitures. For the three months ended September 30, 2024, transfer and disposal costs increased primarily as a result of the changing business mix resulting from divestitures and non-regrettable volume losses. Labour and benefit costs increased as a result of higher wage rates. Maintenance and repair costs increased as a result of additional fleet and container maintenance driven by delays in receiving new trucks and equipment due to supply chain constraints. Fuel costs decreased by $11.4 million to $80.8 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023, primarily as a result of a reduction in the price of fuel. An increase in risk management costs, particularly insurance premiums, contributed to the increase in other cost of sales. Cost of sales as a percentage of revenue for the three months ended September 30, 2024 decreased by 120 basis points to 79.6%, compared to the three months ended September 30, 2023. Changes in the individual cost categories as a percentage of revenue were the result of the impact of changes in business mix, our pricing strategies, the realization of ongoing operating cost efficiencies and the reduction in the price of fuel, offset by inflationary cost pressures. Excluding depreciation expense, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of total revenue for the three months ended September 30, 2024 decreased by 240 basis points to 60.1%, compared to the three months ended September 30, 2023.

Cost of sales increased by $97.9 million to $4,769.9 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023, predominantly attributable to the net impact of acquisitions and divestitures. For the nine months ended September 30, 2024, transfer and disposal costs decreased primarily as a result of the changing business mix resulting from divestitures, non-regrettable volume losses and the outsized Environmental Services activity in the prior year period. Labour and benefit costs increased as a result of higher wage rates. Maintenance and repair costs increased as a result of additional fleet maintenance driven by delays in receiving new trucks and equipment due to supply chain constraints. Fuel costs decreased by $25.7 million to $254.8 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023, primarily as a result of a reduction in the price of fuel. An increase in risk management costs, particularly accident claim costs and insurance premiums, contributed to the increase in other cost of sales. Cost of sales as a percentage of total revenue for the nine months ended September 30, 2024 decreased by 170 basis points to 81.2%, compared to the nine months ended September 30, 2023. Changes in the individual cost categories as a percentage of revenue were the result of the impact of changes in business mix, our pricing strategies, the realization of ongoing operating cost efficiencies and the reduction in the price of fuel, offset by inflationary cost pressures. Excluding depreciation expense, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of total revenue for the nine months ended September 30, 2024 decreased by 180 basis points to 61.7%, compared to the nine months ended September 30, 2023.

Selling, General and Administrative Expenses (“SG&A”)

The following tables summarize SG&A for the periods indicated:

	Three months ended September 30, 2024		Three months ended September 30, 2023		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$124.9	6.2%	$110.2	5.8%	$14.7	13.3%
Share-based payments	18.0	0.9	26.5	1.4	(8.5)	(32.1)
Other	73.2	3.6	69.5	3.7	3.7	5.3
Subtotal	216.1	10.7	206.2	10.9	9.9	4.8
Depreciation expense	7.7	0.4	6.2	0.3	1.5	24.2
Transaction costs	7.0	0.3	22.3	1.2	(15.3)	(68.6)
Founder/CEO remuneration	5.4	0.3	—	—	5.4	—
Selling, general and administrative expenses	$236.2	11.7%	$234.7	12.4%	$1.5	0.6%

	Nine months ended September 30, 2024		Nine months ended September 30, 2023		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$382.0	6.5%	$338.4	6.0%	$43.6	12.9%
Share-based payments	90.6	1.5	56.7	1.0	33.9	59.8
Other	225.4	3.9	204.7	3.6	20.7	10.1
Subtotal	698.0	11.9	599.8	10.6	98.2	16.4
Depreciation expense	22.6	0.4	19.7	0.4	2.9	14.7
Transaction costs	29.3	0.5	63.9	1.1	(34.6)	(54.1)
Founder/CEO remuneration	15.6	0.2	—	—	15.6	—
Selling, general and administrative expenses	$765.5	13.0%	$683.4	12.1%	$82.1	12.0%

SG&A increased by $1.5 million to $236.2 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. The increase was predominantly attributable to incremental salaries, benefits and other third party costs associated with information technology infrastructure investments and other costs related to the number and size of businesses acquired since July 1, 2023. The increase was also attributable to cash remuneration paid to our Founder and CEO. Partially offsetting this increase was a decrease in transaction costs related to lower acquisition and divestiture activity for the three months ended September 30, 2024. SG&A as a percentage of revenue for the three months ended September 30, 2024 decreased by 70 basis points to 11.7%, compared to the three months ended September 30, 2023. Excluding depreciation expense, transaction costs and Founder/CEO remuneration, SG&A as a percentage of revenue for the three months ended September 30, 2024 decreased by 20 basis points to 10.7% compared to the three months ended September 30, 2023.

SG&A increased by $82.1 million to $765.5 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. The increase was attributable to incremental salaries, benefits and other third party costs associated with information technology infrastructure investments and other costs related to the number and size of businesses acquired since January 1, 2023. The increase was also attributable to cash remuneration paid to our Founder and CEO, which payment had been satisfied through the issuance of restricted share units in the prior year period. For the nine months ended September 30, 2024, there was also an increase in discretionary costs such as travel expenses and share-based payments. Partially offsetting this increase was a decrease in transaction costs related to lower acquisition and divestiture activity for the nine months ended September 30, 2024. SG&A as a percentage of revenue for the nine months ended September 30, 2024 increased by 90 basis points to 13.0% compared to the nine months ended September 30, 2023. Excluding depreciation expense, transaction costs and Founder/CEO remuneration, SG&A as a percentage of revenue for the nine months ended September 30, 2024 increased by 130 basis points to 11.9%, compared to the nine months ended September 30, 2023, predominantly as a result of divestitures.

Interest and Other Finance Costs

The following tables summarize interest and other finance costs for the periods indicated:

	Three months ended	Three months ended	Change
($ millions)	September 30, 2024	September 30, 2023	$	%
Interest	$147.5	$116.4	$31.1	26.7%
Amortization of deferred financing costs	5.1	4.3	0.8	18.6
Accretion of landfill closure and post-closure obligations	11.1	8.9	2.2	24.7
Other finance costs	6.1	7.6	(1.5)	(19.7)
Interest and other finance costs	$169.8	$137.2	$32.6	23.8%

	Nine months ended	Nine months ended	Change
($ millions)	September 30, 2024	September 30, 2023	$	%
Interest	$430.2	$395.5	$34.7	8.8%
Termination of hedged arrangements	17.2	8.7	8.5	97.7
Amortization of deferred financing costs	17.1	13.6	3.5	25.7
Accretion of landfill closure and post-closure obligations	30.8	25.3	5.5	21.7
Other finance costs	14.4	23.6	(9.2)	(39.0)
Interest and other finance costs	$509.7	$466.7	$43.0	9.2%

Interest and other finance costs increased by $32.6 million to $169.8 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. The increase was predominantly due to a $31.1 million increase in interest expense as a result of increased long-term debt outstanding under our Revolving Credit Facility (defined below) and fluctuations in the outstanding balances of other debt.

Interest and other finance costs increased by $43.0 million to $509.7 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. The increase was predominantly due to a $34.7 million increase in interest expense as a result of increased long-term debt outstanding under our Revolving Credit Facility (defined below), fluctuations in the outstanding balances of other debt and a $8.5 million increase in a loss on termination of hedged arrangements.

Other (Income) Expenses

The following tables summarize other (income) expenses for the periods indicated:

	Three months ended	Three months ended	Change
($ millions)	September 30, 2024	September 30, 2023	$	%
(Gain) loss on foreign exchange	$(68.1)	$46.9	$(115.0)	(245.2)%
Gain on sale of property and equipment	(2.4)	(6.7)	4.3	64.2
Other	(25.1)	(15.2)	(9.9)	(65.1)
Other (income) expenses	$(95.6)	$25.0	$(120.6)	(482.4)%

	Nine months ended	Nine months ended	Change
($ millions)	September 30, 2024	September 30, 2023	$	%
Loss (gain) on foreign exchange	$12.2	$(4.6)	$16.8	365.2%
Mark-to-market loss on Purchase Contracts	—	104.3	(104.3)	(100.0)
Gain on sale of property and equipment	(4.3)	(13.1)	8.8	67.2
Other	(26.0)	(17.5)	(8.5)	(48.6)
Other (income) expenses	$(18.1)	$69.1	$(87.2)	(126.2)%

Other income was $95.6 million for the three months ended September 30, 2024 compared to other expenses of $25.0 million for the three months ended September 30, 2023. This change was primarily due to a $115.0 million increase in non-cash foreign exchange gain arising from the revaluation of the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at September 30, 2024 and a $9.9 million increase primarily from insurance proceeds received. The change was partially offset by a $4.3 million decrease in the gain on sale of property and equipment.

Other income was $18.1 million for the nine months ended September 30, 2024, compared to other expenses of $69.1 million for the nine months ended September 30, 2023. This change was primarily due to a $104.3 million non-cash change on the revaluation of the Purchase Contracts for the nine months ended September 30, 2023 and a $8.5 million increase primarily from insurance proceeds received. The change was partially offset by a $16.8 million change in non-cash foreign exchange loss arising from the revaluation of the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at September 30, 2024 and a $8.8 million decrease in the gain on sale of property and equipment.

Divestitures

During the nine months ended September 30, 2024, we divested certain assets for aggregate proceeds of $69.5 million, resulting in a loss on divestiture of $494.6 million.

A portion of the divested assets were assets included in a geographic region within our Solid Waste USA segment and did not meet the criteria to be classified as discontinued operations as they do not represent a major line of business or geographical area of operations.

Share of Income of Investments

For the three and nine months ended September 30, 2024, our share of income (loss) from associates was $12.8 million and $(9.6) million ($35.5 million and $(47.3) million for the three and nine months ended September 30, 2023). For the three and nine months ended September 30, 2024, our share of total comprehensive income (loss) from associates was $12.8 million and $(10.8) million ($35.5 million and $(47.7) million for the three and nine months ended September 30, 2023).

For the three and nine months ended September 30, 2024, our share of income and total comprehensive income (loss) from joint ventures was $19.0 million and $26.5 million ($(1.5) million and $(1.6) million for the three and nine months ended September 30, 2023).

Income Tax Expense (Recovery)

Income tax expense increased by $38.5 million to $20.5 million for the three months ended September 30, 2024, compared to income tax recovery of $18.0 million for the three months ended September 30, 2023. The increase in income tax expense was primarily due to the tax impact associated with foreign exchange for the three months ended September 30, 2024.

Income tax recovery increased by $269.2 million to $90.4 million for the nine months ended September 30, 2024, compared to income tax expense of $178.8 million for the nine months ended September 30, 2023. The increase in income tax recovery was primarily due to the tax impact associated with divestitures in the current and prior year period.

Our basis for recording deferred income tax assets is the availability of deferred income tax liabilities and probability of sufficient taxable income in the future that will allow for realization of these deferred income tax assets.

3. Operating Segment Results

Our main lines of business are the transporting, managing and recycling of solid and liquid waste and soil remediation services. Our operating segments are: Solid Waste, which includes hauling, landfill, transfer and material recovery facilities (“MRFs”); and Environmental Services, which includes liquid waste management and soil remediation services.

The results for our operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments on several factors, including gross revenue, intercompany revenue, revenue and Adjusted EBITDA.

Analysis of results for the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023

The following tables present revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany eliminations.

	Three months ended September 30, 2024
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Solid Waste
Canada	$580.5	$(72.4)	$508.1	$164.0
USA	1,187.6	(141.5)	1,046.1	377.2
Solid Waste	1,768.1	(213.9)	1,554.2	541.2
Environmental Services	508.7	(48.2)	460.5	148.1
Corporate	—	—	—	(63.4)
	$2,276.8	$(262.1)	$2,014.7	$625.9

(1)  Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

	Three months ended September 30, 2023
	Gross Revenue(1)	Intercompany Revenue(2)	Revenue(3)	Adjusted EBITDA(4)
Solid Waste
Canada	$530.0	$(69.5)	$460.5	$129.9
USA	1,112.9	(130.4)	982.5	322.9
Solid Waste	1,642.9	(199.9)	1,443.0	452.8
Environmental Services	491.9	(44.9)	447.0	138.9
Corporate	—	—	—	(61.4)
	$2,134.8	$(244.8)	$1,890.0	$530.3

(1)	Includes reclassification of $60.8 million into Environmental Services comprised of $13.4 million from Solid Waste Canada and $47.4 million from Solid Waste USA.

(2)	Includes reclassification of $1.3 million into Environmental Services comprised of $0.3 million from Solid Waste Canada and $1.0 million from Solid Waste USA .

(3)	Includes reclassification of $59.5 million into Environmental Services comprised of $13.1 million from Solid Waste Canada and $46.4 million from Solid Waste USA.

(4)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”. Includes reclassification of $19.0 million into Environmental Services comprised of $3.8 million from Solid Waste Canada and $15.2 million from Solid Waste USA.

	Nine months ended September 30, 2024
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)
Solid Waste
Canada	$1,641.9	$(204.4)	$1,437.5	$427.4
USA	3,544.6	(414.5)	3,130.1	1,068.7
Solid Waste	5,186.5	(618.9)	4,567.6	1,496.1
Environmental Services	1,451.2	(142.7)	1,308.5	371.1
Corporate	—	—	—	(194.5)
	$6,637.7	$(761.6)	$5,876.1	$1,672.7

(1)  Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

	Nine months ended September 30, 2023
	Gross Revenue(1)	Intercompany Revenue(2)	Revenue(3)	Adjusted EBITDA(4)
Solid Waste
Canada	$1,513.2	$(195.2)	$1,318.0	$363.9
USA	3,438.2	(389.3)	3,048.9	977.8
Solid Waste	4,951.4	(584.5)	4,366.9	1,341.7
Environmental Services	1,385.3	(119.5)	1,265.8	352.6
Corporate	—	—	—	(182.8)
	$6,336.7	$(704.0)	$5,632.7	$1,511.5

(1)	Includes reclassification of $177.2 million into Environmental Services comprised of $34.2 million from Solid Waste Canada and $143.0 million from Solid Waste USA.

(2)	Includes reclassification of $3.1 million into Environmental Services comprised of $0.3 million from Solid Waste Canada and $2.8 million from Solid Waste USA.

(3)	Includes reclassification of $174.1 million into Environmental Services comprised of $33.9 million from Solid Waste Canada and $140.2 million from Solid Waste USA.

(4)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”. Includes reclassification of $59.0 million into Environmental Services comprised of $7.1 million from Solid Waste Canada and $51.9 million from Solid Waste USA.

Solid Waste — Canada Operating Segment

Revenue increased by $47.6 million to $508.1 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. The increase was due to acquisitions completed since July 1, 2023 which contributed approximately $3.1 million of revenue, $29.8 million from price increases, $8.0 million from higher volume and $7.0 million from higher selling prices for the saleable commodities generated from our MRF operations. The increase was partially offset by $0.3 million from lower surcharges.

Revenue increased by $119.5 million to $1,437.5 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. The increase was due to acquisitions completed since January 1, 2023 which contributed approximately $9.3 million of revenue, $87.3 million from price increases, $4.2 million from higher volume and $19.9 million from higher selling prices for the saleable commodities generated from our MRF operations. The increase was partially offset by $1.2 million from lower surcharges.

Adjusted EBITDA increased by $34.1 million to $164.0 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 32.3% for the three months ended September 30, 2024, an increase of 410 basis points compared to the three months ended September 30, 2023. The increase was attributable to organic margin expansion resulting from pricing strategies, the realization of ongoing operating cost efficiencies, higher commodity prices, the reduction in the price of fuel, non-regrettable volume losses in our collection business and the purposeful exiting of non-core service offerings. Partially offsetting this increase was the impact of increased labour wage rates and increased maintenance and repairs costs driven by inflationary cost pressures. Increased cost of risk management and the lower volume of higher margin post collection volumes also negatively impacted Adjusted EBITDA margin. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $63.5 million to $427.4 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin for the nine months ended September 30, 2024 was 29.7%, an increase of 210 basis points compared to the nine months ended September 30, 2023. The increase was predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, higher commodity prices, the reduction in the price of fuel, non-regrettable volume losses in our collection business and purposeful exiting of non-core service offerings. Partially offsetting this increase was the impact of increased labour wage rates and increased maintenance and repairs costs driven by inflationary cost pressures. Increased cost of risk management, the impact of insurance proceeds received in the prior year in respect of business interruption costs arising from two MRF fires and the lower volume of higher margin post collection volumes also negatively impacted Adjusted EBITDA margin. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Solid Waste — USA Operating Segment

Revenue increased by $63.6 million to $1,046.1 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. Excluding the impact of divestitures, revenue increased by $109.9 million, predominantly attributable to acquisitions completed since July 1, 2023, which contributed approximately $60.1 million, $53.9 million from price increases and $5.0 million from higher selling prices for the saleable commodities generated from our MRF operations. The increase was partially offset by $7.0 million from lower surcharges. Volume decreased revenue by $18.2 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023, predominantly from non-regrettable volume losses in our collection businesses. Revenue increased by $16.1 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023, as a result of changes in the foreign exchange rate.

Revenue increased by $81.2 million to $3,130.1 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. Excluding the impact of divestitures, revenue increased by $324.2 million, predominantly attributable to acquisitions completed since January 1, 2023, which contributed approximately $193.4 million of revenue, $189.3 million from price increases and $15.0 million from higher selling prices for the saleable commodities generated from our MRF operations. The increase was partially offset by $26.8 million from lower surcharges. Volume decreased revenue by $79.5 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023, predominantly from non-regrettable volume losses in our collection businesses. Revenue increased by $32.8 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023, as a result of changes in the foreign exchange rate.

Adjusted EBITDA increased by $54.3 million to $377.2 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 36.1% for the three months ended September 30, 2024, an increase of 320 basis points compared to the three months ended September 30, 2023. The increase is predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, higher commodity prices, the contribution from our renewable natural gas (“RNG”) joint ventures, the reduction in the price of fuel and non-regrettable volume losses in our collection business. Partially offsetting this increase was the impact of increased labour wage rates and increased maintenance and repairs costs driven by inflationary cost pressures. Increased cost of risk management also negatively impacted Adjusted EBITDA margin. The net impact on revenue from acquisitions and divestitures contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $90.9 million to $1,068.7 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 34.1% for the nine months ended September 30, 2024, an increase of 200 basis points compared to the nine months ended September 30, 2023. The increase was predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, higher commodity prices, the contribution from our RNG joint ventures, the reduction in the price of fuel and non-regrettable volume losses in our collection business. Partially offsetting this increase was the impact of increased labour wage rates as well as increased maintenance and repairs costs driven by inflationary cost pressures. Increased cost of risk management also negatively impacted Adjusted EBITDA margin. The net impact of revenue from acquisitions and divestitures contributed Adjusted EBITDA margin higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Environmental Services Operating Segment

Revenue increased by $13.5 million to $460.5 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. Excluding the impact of approximately $20.6 million of revenue associated with an unseasonably high level of large event driven business in the prior year period, revenue increased by $34.1 million. Acquisitions completed since July 1, 2023 contributed approximately $23.7 million in revenue and higher soil volumes processed at our facilities also increased revenue. Partially offsetting these increases were lower UMO selling prices and a lower level of emergency response activity. Revenue increased by $2.1 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023, as a result of changes in the foreign exchange rate.

Revenue increased by $42.7 million to $1,308.5 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. Excluding the impact of approximately $81.8 million of revenue associated with an unseasonably high level of large event driven business in the prior year period, revenue increased by $124.5 million. Acquisitions completed since January 1, 2023 contributed approximately $86.2 million in revenue and higher soil volumes processed at our facilities also increased revenue. Partially offsetting these increases were lower UMO selling prices and reduced volumes associated with the unseasonably lower temperatures in the southern U.S. and unseasonably higher temperatures in the northern U.S. and Eastern Canada, the impact of lower energy prices, a lower level of emergency response activity and the continued rollover impact of a fire at one of our facilities. Revenue increased by $4.6 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023, as a result of changes in the foreign exchange rate.

Adjusted EBITDA increased by $9.2 million to $148.1 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 32.2% for the three months ended September 30, 2024, an increase of 110 basis points compared to the three months ended September 30, 2023. Pricing strategies, variable cost controls and the reduction in the price of fuel, partially offset by lower UMO selling prices, a lower level of emergency response activity and lower collection and processing activity impacted Adjusted EBITDA margin for the three months ended September 30, 2024. In addition, increased labour wage rates as well as maintenance and repairs costs driven by inflationary cost pressures negatively impacted Adjusted EBITDA margin. The incremental revenue from acquisitions contributed Adjusted EBITDA margin higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $18.5 million to $371.1 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 28.4% for the nine months ended September 30, 2024, an increase of 50 basis points compared to the nine months ended September 30, 2023. Pricing strategies, variable cost controls and the reduction in the price of fuel, partially offset by lower UMO selling prices, a lower level of emergency response activity and lower collection and processing activity impacted Adjusted EBITDA margin for the nine months ended September 30, 2024. In addition, increased labour wage rates as well as maintenance and repairs costs driven by inflationary cost pressures negatively impacted Adjusted EBITDA margin. The incremental revenue from acquisitions contributed Adjusted EBITDA margins higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Corporate

Corporate costs increased by $2.0 million to $63.4 million for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. The increase was primarily attributable to information technology infrastructure investments, including additional salaries, benefits and third party costs required to facilitate moving from on-premise infrastructure to cloud-based infrastructure and additional headcount and overhead costs to support the growth in the business. Corporate costs as a percentage of total revenue were 3.1% for the three months ended September 30, 2024, a decrease of 10 basis points compared to the three months ended September 30, 2023.

Corporate costs increased by $11.7 million to $194.5 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. The increase was primarily attributable to information technology infrastructure investments, including salaries, benefits and third party costs required and additional headcount and overhead costs to support the growth in the business. Corporate costs as a percentage of total revenue were 3.3% for the nine months ended September 30, 2024, an increase of 10 basis points compared to the nine months ended September 30, 2023.

4. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash flows from operations and borrowing capacity under our Revolving Credit Facility (defined below). We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividends and fund certain tuck-in acquisitions consistent with our strategy. In addition, our 3.750% Secured Notes with an aggregate principal amount outstanding of $1,012.4 million come due on August 1, 2025. We expect to address these notes in advance of their maturity through cash on hand, proceeds from divestitures or opportunistically accessing debt markets as needed, or any combination thereof.

Cash Flows

Cash flows for the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023

	Three months ended	Three months ended	Change
($ millions)	September 30, 2024	September 30, 2023	$	%
Cash flows from operating activities	$347.1	$125.8	$221.3	175.9%
Cash flows used in investing activities	(309.6)	(638.0)	328.4	51.5
Cash flows (used in) from financing activities	(73.8)	604.9	(678.7)	(112.2)
(Decrease) increase in cash	(36.3)	92.7
Changes due to foreign exchange revaluation of cash	1.6	(0.7)
Cash, beginning of period	134.2	82.2
Cash, end of period	$99.5	$174.2

	Nine months ended	Nine months ended	Change
($ millions)	September 30, 2024	September 30, 2023	$	%
Cash flows from operating activities	$974.9	$579.0	$395.9	68.4%
Cash flows (used in) from investing activities	(1,369.9)	198.6	(1,568.5)	(789.8)
Cash flows from (used in) financing activities	362.8	(683.3)	1,046.1	153.1
(Decrease) increase in cash	(32.2)	94.3
Changes due to foreign exchange revaluation of cash	(4.0)	(2.2)
Cash, beginning of period	135.7	82.1
Cash, end of period	$99.5	$174.2

Operating Activities

Cash flows from operating activities increased by $221.3 million to $347.1 million for the three months ended September 30, 2024, compared to $125.8 million for the three months ended September 30, 2023. This increase was predominantly attributable to an increase in EBITDA for the three months ended September 30, 2024 and a decrease of $221.6 million of cash taxes paid. The increase was partially offset by an increase of $29.5 million of cash interest paid on outstanding long-term debt due to cadence of cash interest payments.

Additionally, changes in non-cash working capital items resulted in a use of cash of $38.4 million for the three months ended September 30, 2024, compared to source of cash of $12.9 million for the three months ended September 30, 2023. Refer to Note 13 in our Interim Financial Statements for details.

Cash flows from operating activities increased by $395.9 million to $974.9 million for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023. This increase was predominantly attributable to an increase in EBITDA for the nine months ended September 30, 2024, a decrease of $226.0 million of cash taxes paid and a decrease of $18.3 million of cash interest paid on outstanding long-term debt due to the cadence of cash interest payments. The increase was partially offset by an increase of $7.8 million of landfill closure and post-closure expenditures.

Additionally, changes in non-cash working capital items resulted in a use of cash of $168.3 million for the nine months ended September 30, 2024, compared to $169.6 million for the nine months ended September 30, 2023. Refer to Note 13 in our Interim Financial Statements for details.

Investing Activities

Cash flows used in investing activities decreased by $328.4 million to $309.6 million for the three months ended September 30, 2024, compared to $638.0 million in the three months ended September 30, 2023. The decrease was predominantly attributable to a decrease in acquisition and investment expenditures of $330.2 million. The decrease was partially offset by an increase in capital expenditures of $4.8 million, primarily driven by growth in the business.

Cash flows used in investing activities increased by $1,568.5 million to $1,369.9 million for the nine months ended September 30, 2024, compared to cash flows from investing activities of $198.6 million in the nine months ended September 30, 2023. The increase was predominantly attributable to a decrease of $1,576.4 million in proceeds of divestitures, a decrease of $10.5 million in proceeds from disposal of assets and other and an increase in capital expenditures of $52.2 million, primarily driven by growth in the business. The increase was partially offset by a decrease in acquisition and investment expenditures of $61.2 million and distributions received from joint ventures of $9.4 million.

Financing Activities

Cash flows used in financing activities increased by $678.7 million to $73.8 million for the three months ended September 30, 2024, compared to cash flows from financing activities of $604.9 million for the three months ended September 30, 2023. The increase was primarily the result of a $679.8 million decrease in the net change in long-term debt, an increase in contingent purchase consideration and holdbacks of $8.5 million and an increase in lease obligations of $10.2 million. The increase was partially offset by an $18.2 million contribution from a non-controlling interest and a decrease in financing costs of $2.4 million.

Cash flows from financing activities increased by $1,046.1 million to $362.8 million for the nine months ended September 30, 2024, compared to cash flows used in financing activities of $683.3 million for the nine months ended September 30, 2023. The increase was primarily the result of a $1,091.9 million increase in the net change in long-term debt, the absence of a $15.7 million repayment of Amortizing Notes that occurred in the nine months ended September 30, 2023, and a decrease of $8.7 million in financing costs. The increase was partially offset by an increase in lease payments of $33.9 million, an increase in net payment of $23.7 million for termination of hedged arrangements and an increase in contingent purchase consideration and holdbacks of $24.0 million.

Available Sources of Liquidity

The following table summarizes our cash and amounts available under our Revolving Credit Facility as of the dates indicated:

($ millions)	As at September 30, 2024	As at December 31, 2023
Cash on hand	$99.5	$135.7
Amounts available under our Revolving Credit Facility(1)	359.0	883.2
	$458.5	$1,018.9

(1)	Amounts available under our Revolving Credit Facility are comprised of the aggregate total capacity available under the Revolving Credit Facility, less amounts drawn and letters of credit.

Under our amended and restated revolving credit agreement dated as of June 4, 2024 (the “Revolving Credit Agreement”), we have access to a $1,205.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”).

As at September 30, 2024, we had $681.1 million drawn under the Revolving Credit Facility ($184.9 million as at December 31, 2023).

Our Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at September 30, 2024 and December 31, 2023, we were in compliance with these covenants.

Contractual Obligations

Our contractual obligations consist of principal repayments and interest on long-term debt, lease obligations and other. Our contractual obligations and commitments as at September 30, 2024 are shown in the table below:

($ millions)	Total	Less than 1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$9,151.7	$1,022.2	$1,375.6	$3,799.3	$2,954.6
Interest on long-term debt	2,207.8	467.0	799.4	606.2	335.2
Lease obligations	676.6	98.2	241.0	83.0	254.4
Other	396.8	8.9	67.5	320.4	—
	$12,432.9	$1,596.3	$2,483.5	$4,808.9	$3,544.2

Other Commitments

We had letters of credit totaling approximately $266.2 million outstanding as at September 30, 2024 ($236.1 million as at December 31, 2023), which are not recognized in our Interim Financial Statements. These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

As at September 30, 2024, we had issued performance bonds totaling $1,815.2 million ($1,681.7 million as at December 31, 2023).

5. Summary of Quarterly Results

The following table summarizes the results of our operations for the eight most recently completed quarters:

	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ millions except per share amounts)	2024	2024	2024	2023	2023	2023	2023	2022
Financial Summary
Revenue	$2,014.7	$2,060.0	$1,801.4	$1,882.8	$1,890.0	$1,943.6	$1,799.1	$1,821.2
Adjusted EBITDA(1)	625.9	591.1	455.7	492.2	530.3	540.7	440.5	439.8
Net income (loss)	110.6	(472.3)	(176.5)	(62.1)	18.3	293.8	(217.8)	(219.1)
Income (loss) per share, basic	0.24	(1.31)	(0.53)	(0.21)	—	0.74	(0.66)	(0.66)
Income (loss) per share, diluted	0.23	(1.31)	(0.53)	(0.21)	—	0.72	(0.66)	(0.66)

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”

Over the last eight quarters our results were primarily impacted by our pricing initiatives, cost controls, overall operating leverage, inflationary cost pressures, acquisitions, divestitures and associated financing activities. Additionally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our solid waste markets.

6. Key Risk Factors

We are exposed to a number of risks through the pursuit of our strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of our AIF. We are also subject to the following financial risks.

Financial Instruments and Financial Risk

Our financial instruments consist of cash, trade accounts receivable, trade accounts payable and long-term debt, including related hedging instruments. The carrying value of our financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our outstanding Notes. The following table summarizes the fair value hierarchy for these instruments for the periods indicated:

	Fair Value as at September 30, 2024			Fair Value as at December 31, 2023
($ millions)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Notes	$—	$7,443.3	$—	$—	$7,087.5	$—

Net derivative instruments are recorded at fair value and classified within Level 2.

For more information on our financial instruments, including hedging arrangements, and related financial risk factors, see our Interim Financial Statements.

7. Internal Control over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation. Management, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over GFL’s financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the three and nine months ended September 30, 2024, there were no changes in GFL’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

8. Other

Related Party Transactions

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an entity controlled by Patrick Dovigi) was $2.9 million as at September 30, 2024 ($8.7 million as at December 31, 2023).

For the three and nine months ended September 30, 2024, we paid $2.6 million and $7.7 million ($2.4 million and $6.4 million for the three and nine months ended September 30, 2023) in aggregate lease payments to related parties.

For the three and nine months ended September 30, 2024, we entered into transactions with Green Infrastructure Partners Inc. (“GIP”) which resulted in revenue of $8.9 million and $23.9 million ($6.3 million and $18.3 million for the three and nine months ended September 30, 2023) and net receivables of $1.4 million as at September 30, 2024 ($10.9 million as at December 31, 2023).

On March 26, 2024, we entered into a limited guarantee of GIP’s obligation to satisfy certain covenants under its revolving credit facility up to a maximum liability of $25.0 million.

Current Share Information

Our current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As at September 30, 2024, we had 381,570,096 subordinate voting shares, 11,812,964 multiple voting shares, 10,401,871 Series A perpetual convertible preferred shares (“Series A Preferred Shares”), and 8,196,721 Series B perpetual convertible preferred shares (“Series B Preferred Shares”) issued and outstanding. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”. All of the issued and outstanding multiple voting shares are, directly or indirectly, held or controlled by entities controlled by Patrick Dovigi.

As at September 30, 2024, (a) the Series A Preferred Shares are convertible into 11,452,541 subordinate voting shares, at a conversion price of US$25.18, representing 2.9% of the issued and outstanding subordinate voting shares and 2.2% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 8,072,002 subordinate voting shares, at a conversion price of US$43.88, representing 2.0% of the issued and outstanding subordinate voting shares and 1.6% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. From and after December 31, 2024 (in the case of the Series A Preferred Shares) or December 31, 2025 (in the case of the Series B Preferred Shares), GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Normal Course Issuer Bid

On May 10, 2023, the TSX accepted our notice of intention to renew our normal course issuer bid (“NCIB”) during the twelve-month period commencing on May 12, 2023 and ending May 11, 2024. A copy of GFL’s notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting GFL. Under the NCIB, a maximum of 17,867,120 subordinate voting shares were available to be repurchased by GFL which represented approximately 5.0% of the issued and outstanding subordinate voting shares as at May 2, 2023. For the three and nine months ended September 30, 2024 and September 30, 2023, we did not repurchase any subordinate voting shares under the NCIB or the previous NCIB. We did not renew the NCIB on its expiration.

Additional Information

Additional information relating to GFL, including our most recent annual and quarterly reports, are available on SEDAR+ at http://www.sedarplus.ca  and on Edgar at www.sec.gov/edgar.

9. Accounting Policies, Critical Accounting Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRS. Our significant accounting policies and significant accounting estimates, assumptions and judgments are contained in the Annual Financial Statements.

Significant Accounting Estimates, Assumptions and Judgments

The preparation of our Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of our Interim Financial Statements are described in our Annual Financial Statements.

Since the date of our Annual MD&A, there were no material changes to the significant accounting estimates, assumptions and judgments. See the section entitled “Significant Accounting Estimates, Assumptions and Judgments” in our Annual MD&A.

Landfill Asset

The following table summarizes landfill amortization expense for the periods indicated:

	Three months ended September 30, 2024	Nine months ended September 30, 2024	Year ended December 31, 2023
Amortization of landfill airspace ($ millions)	$82.1	$229.8	$283.8
Tonnes received (millions of tonnes)	5.9	16.5	20.5
Average landfill amortization per tonne	$13.9	$13.9	$13.8

The amortization of landfill airspace for the three and nine months ended September 30, 2024 did not include the $4.3 million of amortization related to the difference between the ARO obligation calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO obligation through purchase accounting, compared to the risk-free discount rate required for quarterly valuations. This accounting adjustment does not impact the economics of the average landfill amortization per tonne.

Landfill Capacity and Depletion

As of September 30, 2024, we had 351.4 million tonnes (340.2 million tonnes as of December 31, 2023) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. As of September 30, 2024, eighteen of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 224.2 million tonnes (176.7 million tonnes as of December 31, 2023), and together with remaining permitted capacity, our total remaining capacity is 575.6 million tonnes (516.9 million tonnes as of December 31, 2023). Based on total capacity as of September 30, 2024 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 27.4 years (24.6 years as of December 31, 2023). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

10. Non-IFRS Financial Measures and Key Performance Indicators

This MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net (income) loss of investments accounted for using the equity method for associates, (e) share-based payments, (f) (gain) loss on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (i) Founder/CEO remuneration and (j) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Net Income (Loss) to Adjusted EBITDA Reconciliation

The tables below provide the reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended September 30, 2024	Three months ended September 30, 2023
Net income	$110.6	$18.3
Add:
Interest and other finance costs	169.8	137.2
Depreciation of property and equipment	289.0	242.3
Amortization of intangible assets	110.9	106.9
Income tax expense (recovery)	20.5	(18.0)
EBITDA	700.8	486.7
Add:
(Gain) loss on foreign exchange(1)	(68.1)	46.9
Gain on sale of property and equipment	(2.4)	(6.7)
Share of net income of investments accounted for using the equity method(3)	(12.2)	(34.0)
Share-based payments(4)	18.0	26.5
Loss on divestiture(5)	0.5	—
Transaction costs(6)	7.0	22.3
Acquisition, rebranding and other integration costs(7)	2.0	3.8
Founder/CEO remuneration(8)	5.4	—
Other	(25.1)	(15.2)
Adjusted EBITDA	$625.9	$530.3

($ millions)	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net (loss) income	$(538.2)	$94.3
Add:
Interest and other finance costs	509.7	466.7
Depreciation of property and equipment	831.3	719.9
Amortization of intangible assets	330.2	379.7
Income tax (recovery) expense	(90.4)	178.8
EBITDA	1,042.6	1,839.4
Add:
Loss (gain) on foreign exchange(1)	12.2	(4.6)
Gain on sale of property and equipment	(4.3)	(13.1)
Mark-to-market loss on Purchase Contracts(2)	—	104.3
Share of net loss of investments accounted for using the equity method(3)	13.8	48.9
Share-based payments(4)	90.6	56.7
Loss (gain) on divestiture(5)	494.6	(580.5)
Transaction costs(6)	29.3	63.9
Acquisition, rebranding and other integration costs(7)	4.3	14.0
Founder/CEO remuneration(8)	15.6	—
Other	(26.0)	(17.5)
Adjusted EBITDA	$1,672.7	$1,511.5

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	Excludes share of net income of investments accounted for using the equity method for RNG projects.

(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.

(5)	Consists of loss or gain resulting from the divestiture of certain assets and non-core U.S. Solid Waste businesses.

(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(8)	Consists of cash payment to the Founder and CEO, which payment had been satisfied through the issuance of restricted share units in the nine months ended September 30, 2023 as reflected in “All Other Compensation” in the 2024 Management Information Circular.